Exhibit 99.1

J-LONG GROUP LIMITED DECLARED A SPECIAL CASH DIVIDEND

HONG KONG, February 29, 2024 (GLOBE NEWSWIRE) -- J-Long Group Limited (Nasdaq: JL) (the “Company” or “J-Long”), today announced that its board of directors has declared a special dividend of an aggregate of US$6,000,000.00 out of the distributable funds of the Company, to be paid to all holders of record as of March 11, 2024, of its outstanding shares of common stock. The special dividend will be payable on March 12, 2024.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the Securities and Exchange Commission.

For investor and media inquiries, please contact:

Company Info:

J-Long Group Limited

Edwin Wong, CEO and Director

ir@j-long.com +852 3693 2110

Investor Relationship:

Metaverse Finance Limited

Katy Chan, Director

katy.chan@eastgroup.cc +852 2498 3681